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                              May 5, 2021

       Lei Xia
       Chief Executive Officer and Director
       ICZOOM Group Inc.
       Room 102, Technology Bldg., International e-Commerce Industrial Park 105 Meihua Road
       Futian, Shenzhen China, 518000

                                                        Re: ICZOOM Group Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on F-1
                                                            Submitted April 7,
2021
                                                            CIK No. 0001854572

       Dear Mr. Xia:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       The proper functioning of our e-commerce platform, page 25

   1. Please file any material agreements with your third-party service provider, as tell us why you do not believe you
are required to do so.
       If we fail to prevent security breaches, improper access to or disclosure of our user data..., page
       26

   2. Please tell us whether you have experienced any material disruptions, outages, cyberattacks, attempts
to breach your systems, or other similar incidents. If so, please disclose such
incidents, including the cost and impact of such incidents.
 Lei Xia
ICZOOM Group Inc.
May 5, 2021
Page 2
The dual class structure of our ordinary shares..., page 35

3.       Please add risk factor disclosure discussing the following:
             that a multi-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity;
             that any future issuances of Class B ordinary shares may be dilutive to the voting power of Class A ordinary shareholders; and
             the impact of the conversion of Class B ordinary shares on holders of Class A ordinary shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if one of the Class B holders retains their shares.
         Please include similar disclosure under Description of Share Capital, as necessary.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Key Financial Performance Indicators, page 72

4. We note that you disclose a customer retention rate. Please revise your disclosure to provide a clear definition of this performance metric, the reasons why the metric is useful to investors and explain how management uses the metric in managing or monitoring the performance of the business. Please refer to the metrics guidance set forth in SEC Release
         No. 33-10751.
5. Please disclose whether the number of customers represents unique customers, and how you measure the number of customers.
Comparison for Results of Operations for the Fiscal Years Ended June 30, 2020 and 2019, page
75

6. You note that average selling price decreased 11.5% and 59.7% for semiconductor products and equipment and tool products, respectively, due to changes in product mix.
         Please disclose the drivers behind the change in product mix and whether you believe this is a trend that is reasonably likely to have a material impact on the company's future operating results or financial condition.
Liquidity and Capital Resources, page 82

7.     Please describe how cash is transferred to your onshore PRC subsidiaries
and VIE   s and
       conversely how earnings and cash are transferred from the PRC subsidiaries and VIE's to offshore companies, and describe any restrictions that impact the ability to transfer cash within the corporate structure. In addition, please discuss the nature of any restrictions on the net assets of your subsidiaries, the amount of those net assets, and the potential impact
FirstName LastNameLei Xia
       on your liquidity. Finally, please disclose the amount of cash and short-term investments
Comapany    NameICZOOM
       disaggregated         Groupdenomination
                       by currency  Inc.          as of the most recent balance
sheet date in each
       jurisdiction.
May 5, 2021 Page 2
FirstName LastName
 Lei Xia
FirstName  LastNameLei Xia
ICZOOM Group    Inc.
Comapany
May  5, 2021NameICZOOM Group Inc.
May 5,
Page 3 2021 Page 3
FirstName LastName
Market Opportunities and Competition, page 95

8. Given that you sell electronic component products to customers in the PRC, please explain the relevance of the data for worldwide semiconductor revenue that appears on pages 96 and 97.
Competition, page 98

9. Please explain what BEP represents in the chart on page 98. Our Strengths, page 99

10. Please refer to the first bullet. We note your disclosure that you believe that your e-
         commerce business model and leading market position will further strengthen your ability
         to attract more customers in China   s electronics industry. Please
substantiate your claim
         of having a leading market position and specify the basis by which you are leading (ex:
         revenue, number of customers) and clarify the specific market applicable to this comparison. Please substantiate and revise comparable language in the fifth bullet.
How Does Our Platform Work?, page 106

11. Please refer to Figure 5. Please revise the figure so that the text is legible.
Our Customers, page 108

12. We note your disclosure that your platform provides wide sources of electronic component with real-price match system and one-stop order fulfillment to convert most of your customers into repetitive customers. Please revise the third paragraph to disclose the number of repeat customers for the fiscal years ended June 30, 2020 and 2019, respectively.
Board of Directors, page 135

13. We note your disclosure that your board of directors presently consists of 5 directors, including 3 independent directors. Please reconcile this disclosure with your management chart in the immediately proceeding section. In this regard, we also note your signature page lists Lei Xia as a director.
Description of Share Capital, page 145

14.      Please clarify whether there are any    sunset    provisions that
limit the lifespan of the Class
         B ordinary shares and disclose any circumstances or events in which the conversion of high-vote shares is mandatory.
 Lei Xia
FirstName  LastNameLei Xia
ICZOOM Group    Inc.
Comapany
May  5, 2021NameICZOOM Group Inc.
May 5,
Page 4 2021 Page 4
FirstName LastName
Taxation , page 158

15. We note your discussion of PRC tax consequences in this section. Item 601(b)(8) of
         Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing.
         Please tell us whether you intend to file a tax opinion, and, if not, please tell us why you believe such an opinion is not required.
Financial Statements, page F-1

16. Please provide unaudited financial statements covering at least the first six months of the
         2021 fiscal year or explain why such financial statements are not required. Reference is made to Item 8.A(5) of Form 20-F.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Earnings per Share, page F-21

17. Your disclosure on page F-21 indicates that as of June 30, 2020 and 2019, there were no dilutive securities. However, your disclosure in Note 15 indicates that you issued stock options during all periods presented with exercise prices of $.08 to $1.20 per share when the fair value of your ordinary shares during these periods was $4.00 per share. Please explain why you do not believe your outstanding stock options were dilutive during 2020 and 2019 when you had positive net earnings during each of these periods and your outstanding options had exercise prices less than the fair values of your common shares.
         Refer to the guidance in ASC 260-10-45.
Note 11 - Taxes
Deferred Tax Assets, page F-31

18. Please explain the evidence you considered in concluding that a full valuation allowance for deferred tax assets derived from net operating loss carryforwards was necessary. We note you have reported earnings in each of the last two years. Reference is made to ASC
         740-10-30-16 through ASC 740-10-30-24.
Noted 15-Share-Based Compensation, page F-34

19. Once your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.
         This information will help facilitate our review of your accounting for equity issuances, including stock compensation.
 Lei Xia
FirstName  LastNameLei Xia
ICZOOM Group    Inc.
Comapany
May  5, 2021NameICZOOM Group Inc.
May 5,
Page 5 2021 Page 5
FirstName LastName
Item 7. Recent Sales of Unregistered Securities, page II-1

20. We note that the number of Class A ordinary shares issued and related consideration received during 2018, 2019 and 2020 as disclosed on page II-1 of your filing is inconsistent with that noted in your audited consolidated statements of changes in shareholders' equity included on page F-5. Please reconcile and revise these disclosures.
General

21. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at
202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services